
June 19, 2018

Brian E. Mueller
President and Chief Executive Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

> **Re: Grand Canyon Education, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 2, 2018**
> **File No. 001-34211**

Dear Mr. Mueller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Proposed Change in the Structure of Our Operations, page 20

1. We note your statement that New GCU would be a separate non-profit entity under the control of an independent board of trustees. Consider expanding your disclosure to include a discussion of how you anticipate structuring the transaction to include any protections against actual or perceived self-dealing. For example, disclose whether individuals who have a financial interest in Grand Canyon Education would be precluded from serving as a member of the board of trustees of New GCU.

Brian E. Mueller
Grand Canyon Education, Inc.
June 19, 2018
Page 2

2.   Please expand your discussion to specifically address the "various regulatory issues that could impact the viability of the transaction."

3.   With respect to the proposed sale, we note your disclosure that under the terms of the letter of intent, if the transaction is consummated you would operate as a third-party provider of services to support the newly-formed nonprofit corporation and potentially, in the future, to other universities. You further state that you "have limited to no experience operating as a service provider to third parties." Expand your disclosure to describe how you plan to adjust your business to adapt to this fundamental change in operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

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